     =====================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K

(Mark One)


[x]  Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934



                   For the fiscal year ended December 31, 1998


                                       OR


[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                 For the transition period from ______ to_______


                         Commission File Number 1-11416


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  Consumer Portfolio Services, Inc. 401(k) Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                                Irvine, CA 92618


     =====================================================================

                              REQUIRED INFORMATION


I.   Financial Statements.

     Financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon.


II.  Exhibits:

     Consent of Independent Auditors.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.




                                   Consumer Portfolio Services, Inc. 401(k) Plan



Date:       June 30, 1999         By:   /s/ Doris F. Warren
      -------------------------       -------------------------------
                                      Member, Administrative Committee

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN



            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                                     PAGE

Independent Auditors' Report                                                                            1

Statements of Net Assets Available for Plan Benefits - December 31, 1998 and 1997                       2

Statements of Changes in Net Assets Available for Plan Benefits - Years ended
     December 31, 1998 and 1997                                                                         3

Notes to Financial Statements                                                                           4

SCHEDULES

1    Item 27a - Schedule of Assets Held for Investment Purposes - December 31, 1998                    14

2    Item 27d - Schedule of Reportable Transactions - Year ended December 31, 1998                     15

                          INDEPENDENT AUDITORS' REPORT



The Administrator
Consumer Portfolio Services, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for Plan benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the Plan) as of December 31, 1998 and 1997 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


Orange County, California
June 4, 1999

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997


                       ASSETS                                                        1998             1997
                                                                                --------------   --------------
Investments, at fair value:
     Money market fund                                                          $      14,587          147,972
     Guaranteed investment contract                                                   209,836          126,085
     Pooled separate accounts                                                       1,605,032          858,206
     Consumer Portfolio Services, Inc. common stock                                   558,372          260,664
     Participant loans                                                                 91,537           31,475
                                                                                --------------   --------------
                                                                                    2,479,364        1,424,402
Receivables:
     Employees' individual rollover                                                    16,198            5,088
     Employers' contributions                                                           4,303               --
                                                                                --------------   --------------
                                                                                       20,501            5,088
                                                                                --------------   --------------
                 Net assets available for Plan benefits                         $   2,499,865        1,429,490
                                                                                ==============   ==============


See accompanying notes to financial statements.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1998 and 1997


                                                                                     1998             1997
                                                                                --------------   --------------
Additions to net assets attributed to:
     Interest                                                                   $       8,731            7,041
     Net (depreciation) appreciation in fair value of investments                    (306,893)          76,896
                                                                                --------------   --------------
                                                                                     (298,162)          83,937
     Contributions:
        Employer                                                                      296,183          111,070
        Employees                                                                   1,044,497          612,906
        Employees' individual rollover                                                143,839           23,487
                                                                                --------------   --------------
                 Total additions                                                    1,186,357          831,400

Deductions from net assets attributed to - benefits paid to participants              115,982          154,521
                                                                                --------------   --------------
                 Net increase                                                       1,070,375          676,879

Net assets available for Plan benefits:
     Beginning of year                                                              1,429,490          752,611
                                                                                --------------   --------------
     End of year                                                                $   2,499,865        1,429,490
                                                                                ==============   ==============


See accompanying notes to financial statements.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)    DESCRIPTION OF THE PLAN

       (a)    GENERAL

              The Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS) 401(k) Plan (the Plan) was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor's common stock without regard to Section 407(a) of ERISA. The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    ADMINISTRATION OF THE PLAN

              The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the Board of Directors and other key management of the Plan Sponsor when managing the operations and the administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Charles Schwab Trust Company (Trustee) and Aetna Life Insurance and Annuity Company (Insurance Company) and are administered under an agreement which requires that the Trustee and Insurance Company hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

       (c)    CONTRIBUTIONS

              All employees of the Plan Sponsor are eligible to participate in the Plan after they have completed 90 days of service. Each year participants may contribute up to 15% of their compensation, contributions are subject to certain limitations as defined in the Plan. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

              Each quarter the Plan Sponsor makes a matching contribution equal to 100% of the participant's pretax contributions not to exceed $600 for the Plan year. Matching contributions shall be made in the form of the Plan Sponsor's common stock.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions, allocations of the Plan Sponsor's matching contributions and the Plan's earnings and losses. Allocations are based on participant earnings or account balances, as defined. Forfeitures are reallocated to other Plan participants who contributed to the Plan in the Plan year of allocation. Reallocations shall be made on a pro-rata basis, based on each participant's pretax contributions for the Plan year. For the year ended December 31, 1998 and 1997, participant forfeitures totaled $27,567 and $27,486, respectively.



                                       4                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (e)    VESTING

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service.

       (f)    INVESTMENT OPTIONS

              Contributions may be invested at the participant's direction into the following options:

              CPS Stock Fund - The fund provides Plan participants with an opportunity to invest in Consumer Portfolio Services, Inc. common stock.

              Aetna Bond VP, formerly Aetna Income Shares - Seeks to maximize total return over the long-term by investing primarily in long-term debt securities.

              Aetna Fixed Account - Guarantees a minimum rate of interest.

              Aetna Growth and Income VP, formerly Aetna Variable Fund - Seeks to maximize long-term total return by investing in a portfolio of common stocks and securities convertible to common stock.

              Aetna Balanced VP, formerly Aetna Investment Advisers Fund - Seeks to maximize investment return consistent with reasonable safety of principal by investing in a combination of asset classes.

              Aetna Money Market VP, formerly Aetna Variable Encore Fund - Seeks a high current return, consistent with the preservation of capital and liquidity by investing in high-quality money market instruments.

              Portfolio Partners MFS Emerging Equities Portfolio - Seeks long-term capital appreciation by investing in companies with market capitalization.

              Fidelity VIP Equity-Income Portfolio - Seeks reasonable income by investing primarily in income-producing equity securities.

              Fidelity VIP Growth Portfolio - Seeks capital appreciation by investing primarily in common stock.

              Fidelity VIP Overseas Portfolio - Seeks long-term growth of capital primarily through investments in foreign securities.

              Portfolio Partners Scudder International Growth Portfolio - Seeks long-term growth of capital, primarily through diversified holdings of marketable foreign equity investments.

              Portfolio Partners MFS Research Growth Portfolio - Seeks capital growth over time by investing primarily in common stock considered by management to have better-than-average prospects for appreciation.

       (g)    PARTICIPANTS LOANS
              Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000 or 50% of the participants vested account balance. Principal and interest are paid ratably through payroll deductions.



                                       5                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (h)    PAYMENTS OF BENEFITS
              Upon termination of service, a participant may elect to receive either a single sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant's life expectancy.

       (i)    PLAN TERMINATION
              Although they have not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING
              The financial statements of the Plan have been prepared on the accrual basis of accounting.

       (b)    INVESTMENTS
              Publicly traded securities are carried at fair value based on the published market quotations. The pooled separate account reflects amounts which have been deposited with Aetna Life Insurance and Annuity Company for which the carrying value of the investments are adjusted to market value based upon quoted prices determined by Aetna Life Insurance and Annuity Company at the end of each year, and the investment return is reflected in the ending balance of the investment. The guaranteed investment contract is valued at fair value adjusted for changes in investment value plus credited interest. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

       (c)    ADMINISTRATIVE EXPENSES
              All administrative costs of the Plan are paid by the Plan Sponsor.

       (d)    USE OF ESTIMATES
              The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Accordingly, actual results may differ from those estimates.

       (e)    BENEFITS DUE TO TERMINATED PARTICIPANTS
              Fund balances for employees that have been terminated but have yet to be paid have been included in net assets available for plan benefits. They will be reflected in the statements of changes in net assets available for plan benefits when actually paid. At December 31, 1998 and 1997, the amount due to terminated employees is $211,364 and $21,520, respectively.



                                       6                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(3)    NET ASSETS AVAILABLE FOR PLAN BENEFITS

       The following presents net assets available for Plan benefits for each fund as of December 31, 1998:

                                                                      PARTICIPANT DIRECTED
                              ------------------------------------------------------------------------------------------------------
                                                                                                PORTFOLIO
                                                                                                PARTNERS     FIDELITY
                                                           AETNA                                  MFS           VIP       FIDELITY
                                              AETNA       GROWTH        AETNA        AETNA      EMERGING      EQUITY-        VIP
                                 AETNA        FIXED         AND        BALANCED      MONEY      EQUITIES      INCOME       GROWTH
                                BOND VP      ACCOUNT     INCOME VP       VP        MARKET VP    PORTFOLIO    PORTFOLIO    PORTFOLIO
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Assets
    Investments at fair value:
      Money Market fund       $       --           --           --           --           --           --           --           --
      Guaranteed investment
        contract                      --      209,836           --           --           --           --           --           --
      Pooled separate accounts    49,419           --      264,217      176,910       64,280      269,277      190,224      365,402
      Consumer Portfolio
        Services, Inc.
        common stock                  --           --           --           --           --           --           --           --
      Participant loans               --           --           --           --           --           --           --           --
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                  49,419      209,836      264,217      176,910       64,280      269,277      190,224      365,402

Receivables:
    Employees' individual
      rollover                     5,343           --       10,151          235           --           --           --          234
    Employers' contributions          --           --           --           --           --           --           --           --
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                   5,343           --       10,151          235           --           --           --          234

         Net assets
           available for
           Plan benefits      $   54,762      209,836      274,368      177,145       64,280      269,277      190,224      365,636
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                                                              (Continued from Above)

                                                       PARTICIPANT DIRECTED
                              ---------------------------------------------------------------

                                            PORTFOLIO
                                            PARTNERS     PORTFOLIO                                 NON-
                                            SCUDDER       PARTNERS                             PARTICIPANT
                               FIDELITY      INTER-        MFS                                  DIRECTED
                                  VIP       NATIONAL     RESEARCH                              -----------
                               OVERSEAS      GROWTH       GROWTH         CPS      PARTICIPANT      CPS
                               PORTFOLIO    PORTFOLIO    PORTFOLIO    STOCK FUND     LOANS      STOCK FUND     TOTAL
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

Assets
    Investments at fair value:
      Money Market fund       $       --           --           --        7,136           --        7,451       14,587
      Guaranteed investment
        contract                      --           --           --           --           --           --      209,836
      Pooled separate accounts    62,949       90,279       72,075           --           --           --    1,605,032
      Consumer Portfolio
        Services, Inc.
        common stock                  --           --           --      338,885           --      219,487      558,372
      Participant loans               --           --           --           --       91,537           --       91,537
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                  62,949       90,279       72,075      346,021       91,537      226,938    2,479,364

Receivables:
    Employees' individual             --           --           --          235           --           --       16,198
      rollover
    Employers' contributions          --           --           --           --           --        4,303        4,303
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                      --           --           --          235           --        4,303       20,501

         Net assets
           available for
           Plan benefits      $   62,949       90,279       72,075      346,256       91,537      231,241    2,499,865
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                       7                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       The following presents net assets available for Plan benefits for each fund as of December 31, 1997:

                                                                      PARTICIPANT DIRECTED
                              ------------------------------------------------------------------------------------------------------
                                                                                                PORTFOLIO
                                                                                                PARTNERS     FIDELITY
                                                                       AETNA        AETNA         MFS           VIP       FIDELITY
                                AETNA         AETNA       AETNA      INVESTMENT    VARIABLE     EMERGING      EQUITY -       VIP
                                INCOME        FIXED      VARIABLE     ADVISERS      ENCORE      EQUITIES      INCOME       GROWTH
                                SHARES       ACCOUNT       FUND         FUND         FUND       PORTFOLIO    PORTFOLIO    PORTFOLIO
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Assets
    Investments at fair value:
      Money market fund       $       --           --           --           --           --           --           --           --
      Guaranteed investment
        contract                      --      126,085           --           --           --           --           --           --
      Pooled separate accounts    27,859           --      159,039      113,050       39,311      157,453       88,216      157,318
      Consumer Portfolio
        Services, Inc.
        common stock                  --           --           --           --           --           --           --           --
      Participant loans               --           --           --           --           --           --           --           --
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                  27,859      126,085      159,039      113,050       39,311      157,453       88,216      157,318

Receivables - employees'
    individual rollover               --           --        1,696           --           --           --           --           --
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Net assets available
           for Plan benefits  $   27,859      126,085      160,735      113,050       39,311      157,453       88,216      157,318
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========



                                                                                                              (Continued from Above)

                                                       PARTICIPANT DIRECTED
                              ---------------------------------------------------------------

                                            PORTFOLIO
                                            PARTNERS     PORTFOLIO                                NON-
                                             SCUDDE      PARTNERS                              PARTICIPANT
                               FIDELITY      INTER-        MFS                                  DIRECTED
                                 VIP        NATIONAL     RESEARCH                               --------
                               OVERSEAS      GROWTH       GROWTH         CPS      PARTICIPANT      CPS
                               PORTFOLIO    PORTFOLIO    PORTFOLIO   STOCK FUND     LOANS      STOCK FUND      TOTAL
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

Assets
    Investments at fair value:
      Money market fund       $       --           --           --       76,508           --       71,464      147,972
      Guaranteed investment
        contract                      --           --           --           --           --           --      126,085
      Pooled separate accounts    29,716       48,318       37,926           --           --           --      858,206
      Consumer Portfolio
        Services, Inc.
        common stock                  --           --           --      159,726           --      100,938      260,664
      Participant loans               --           --           --           --       31,475           --       31,475
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                  29,716       48,318       37,926      236,234       31,475      172,402    1,424,402

Receivables - employees'
    individual rollover               --           --           --        3,392           --           --        5,088
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Net assets available
           for Plan benefits  $   29,716       48,318       37,926      239,626       31,475      172,402    1,429,490
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========




                                       8                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(4)    CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

       The following presents changes in net assets available for Plan benefits for each fund for the year ended December 31, 1998:

                                                                      PARTICIPANT DIRECTED
                              ------------------------------------------------------------------------------------------------------
                                                                                                PORTFOLIO
                                                                                                PARTNERS     FIDELITY
                                                           AETNA                                  MFS           VIP       FIDELITY
                                              AETNA       GROWTH        AETNA        AETNA      EMERGING      EQUITY-        VIP
                                 AETNA        FIXED         AND        BALANCED      MONEY      EQUITIES      INCOME       GROWTH
                                BOND VP      ACCOUNT     INCOME VP        VP       MARKET VP    PORTFOLIO    PORTFOLIO    PORTFOLIO
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Additions to net assets
    attributed to:
    Interest                  $       --        8,731           --           --           --           --           --           --
    Net appreciation
      (depreciation) in fair
      value of investments         2,604           --       23,001       20,493        2,525       50,067       13,039       84,504
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                   2,604        8,731       23,001       20,493        2,525       50,067       13,039       84,504
Contributions:
    Employer                          --           --           --           --           --           --           --           --
    Employees                     24,578       66,746      116,410       61,181       34,261       90,297       85,635      153,550
    Employees' individual
      rollover                     7,479        4,496       46,211        8,264        1,319       22,159       23,730       10,048
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Total additions          34,661       79,973      185,622       89,938       38,105      162,523      122,404      248,102

Deductions from net assets
    attributed to - benefits
    paid to participants              --           --           --           --           --           --           --           --

Interfund transfer                (7,758)       3,778      (71,989)     (25,843)     (13,136)     (50,699)     (20,396)     (39,784)
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Net increase             26,903       83,751      113,633       64,095       24,969      111,824      102,008      208,318

Net assets available for
    Plan benefits:
      Beginning of year           27,859      126,085      160,735      113,050       39,311      157,453       88,216      157,318
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

      End of year             $   54,762      209,836      274,368      177,145       64,280      269,277      190,224      365,636
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                                                              (Continued from Above)

                                                       PARTICIPANT DIRECTED
                              ---------------------------------------------------------------

                                            PORTFOLIO
                                            PARTNERS     PORTFOLIO                                 NON-
                                            SCUDDER       PARTNERS                             PARTICIPANT
                               FIDELITY      INTER-        MFS                                  DIRECTED
                                  VIP       NATIONAL     RESEARCH                              -----------
                               OVERSEAS      GROWTH       GROWTH         CPS      PARTICIPANT      CPS
                               PORTFOLIO    PORTFOLIO    PORTFOLIO    STOCK FUND     LOANS      STOCK FUND     TOTAL
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

Additions to net assets
    attributed to:
    Interest                  $       --           --           --           --           --           --        8,731
    Net appreciation
      (depreciation) in fair
      value of investments         3,404        9,025        9,709     (294,760)       5,064     (235,568)    (306,893)
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                   3,404        9,025        9,709     (294,760)       5,064     (235,568)    (298,162)
Contributions:
    Employer                          --           --           --           --           --      296,183      296,183
    Employees                     43,036       45,929       39,111      283,763           --           --    1,044,497
    Employees' individual          1,506        1,169          272       17,186           --           --      143,839
      rollover
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Total additions          47,946       56,123       49,092        6,189        5,064       60,615    1,186,357

Deductions from net assets
    attributed to - benefits
    paid to participants              --           --           --      106,508        5,411        4,063      115,982

Interfund transfer               (14,713)     (14,162)     (14,943)     206,949       60,409        2,287           --
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Net increase             33,233       41,961       34,149      106,630       60,062       58,839    1,070,375

Net assets available for
    Plan benefits:
      Beginning of year           29,716       48,318       37,926      239,626       31,475      172,402    1,429,490
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

      End of year             $   62,949       90,279       72,075      346,256       91,537      231,241    2,499,865
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========



                                       9                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       The following presents changes in net assets available for Plan benefits for each fund for the year ended December 31, 1997:

                                                                      PARTICIPANT DIRECTED
                              ------------------------------------------------------------------------------------------------------
                                                                                                PORTFOLIO
                                                                                                PARTNERS     FIDELITY
                                                                       AETNA        AETNA         MFS           VIP       FIDELITY
                                AETNA         AETNA       AETNA      INVESTMENT    VARIABLE     EMERGING      EQUITY -       VIP
                                INCOME        FIXED      VARIABLE     ADVISERS      ENCORE      EQUITIES      INCOME       GROWTH
                                SHARES       ACCOUNT       FUND         FUND         FUND       PORTFOLIO    PORTFOLIO    PORTFOLIO
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------


Additions to net assets
    attributed to:
    Interest                  $       --        5,431           --           --           --           --           --           --
    Net appreciation
      (depreciation) in fair
      value of investments         1,426           --       29,189       17,012        1,445       16,995       14,882       22,035
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                   1,426        5,431       29,189       17,012        1,445       16,995       14,882       22,035

Contributions:
    Employer                          --           --           --           --           --           --           --           --
    Employees                     13,277       46,007       57,457       39,723       20,242       89,333       48,689       98,643
    Employees' individual
      rollover                       408        1,309        2,909          824          941        2,892        1,799        5,066
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Total additions          15,111       52,747       89,555       57,559       22,628      109,220       65,370      125,744

Deductions from net assets
    attributed to - benefits
    paid to participants

Interfund transfer                  (327)       2,162      (14,176)      (9,938)      (9,967)     (85,584)     (12,830)     (42,124)
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Net increase
           (decrease)             14,784       54,909       75,379       47,621       12,661       23,636       52,540       83,620

Net assets available for
    Plan benefits:
      Beginning of year           13,075       71,176       85,356       65,429       26,650      133,817       35,676       73,698
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

      End of year             $   27,859      126,085      160,735      113,050       39,311      157,453       88,216      157,318
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                                                              (Continued from Above)

                                                       PARTICIPANT DIRECTED
                              ---------------------------------------------------------------

                                            PORTFOLIO
                                            PARTNERS     PORTFOLIO                                 NON-
                                            SCUDDER       PARTNERS                             PARTICIPANT
                               FIDELITY      INTER-        MFS                                  DIRECTED
                                  VIP       NATIONAL     RESEARCH                              -----------
                               OVERSEAS      GROWTH       GROWTH         CPS      PARTICIPANT      CPS
                               PORTFOLIO    PORTFOLIO    PORTFOLIO    STOCK FUND     LOANS      STOCK FUND     TOTAL
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

Additions to net assets
    attributed to:
    Interest                  $       --           --           --           --        1,610           --        7,041
    Net appreciation
      (depreciation) in fair
      value of investments           294        2,703       (2,505)     (24,680)          --       (1,900)      76,896
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                     294        2,703       (2,505)     (24,680)       1,610       (1,900)      83,937

Contributions:
    Employer                          --           --           --           --           --      111,070      111,070
    Employees                     21,503       33,584       25,538      118,910           --           --      612,906
    Employees' individual
      rollover                        --           48           48        7,243           --           --       23,487
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Total additions          21,797       36,335       23,081      101,473        1,610      109,170      831,400

Deductions from net assets
    attributed to - benefits
    paid to participants              --           --           --      143,688        4,276        6,557      154,521

Interfund transfer                   489      (15,237)     (24,982)     175,625       32,638        4,251           --
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Net increase
           (decrease)             22,286       21,098       (1,901)     133,410       29,972      106,864      676,879

Net assets available for
    Plan benefits:
      Beginning of year            7,430       27,220       39,827      106,216        1,503       65,538      752,611
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------

      End of year             $   29,716       48,318       37,926      239,626       31,475      172,402    1,429,490
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========



                                       10                            (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(5)    INVESTMENTS

       In accordance with the terms of the Plan Document and determined by the Plan Administrator, the Plan offers 12 investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

       Participant loans are included in the statements of net assets available for Plan benefits at cost, which approximates fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates of 10.00% - 10.50%, with final payments due between May 1999 and December 2013, and are secured by the participants' vested account balances.

       The fair value of investments that represent 5% or more of the Plan's net assets consisted of:

                                    INVESTMENT                            1998            1997
                  ------------------------------------------------    ------------    ------------

                  CPS Stock Fund                                      $   558,372         260,664
                  Schwab Advantage Money Market Fund                       14,587         147,972
                  Aetna Growth and Income VP, formerly Aetna
                      Variable Fund                                       264,217         159,039
                  Aetna Balanced VP, formerly Aetna Investment
                      Advisers Fund                                       176,910         113,050
                  Aetna Fixed Account                                     209,836         126,085
                  Portfolio Partners MFS Emerging Equities
                      Portfolio                                           269,277         157,453
                  Fidelity VIP Growth Portfolio                           365,402         157,318
                  Fidelity VIP Equity-Income Portfolio                    190,224          88,216
                                                                      ------------    ------------

                                                                      $ 2,048,825       1,209,797
                                                                      ============    ============


(6)    TAX STATUS

       The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are units of a Variable Annuity Account managed by Aeltus Investment Management, Inc., an affiliate of Aetna Life Insurance and Annuity Company. Aetna Life Insurance and Annuity Company is defined as an insurance company by ERISA Section 403(b) and, therefore, these transactions qualify as party-in-interest. Fees for the investment management services are paid by the Plan Sponsor. In addition, the Plan held 144,096 and 27,082 shares of common stock of Consumer Portfolio Services, Inc. at December 31, 1998 and 1997, respectively.



                                       11                            (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(8)    NET (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS

       Included in net (depreciation) appreciation in fair value of investments is $530,328 depreciation relating to the non-participant and participant directed CPS Stock Funds. The plan held 144,096 and 27,082 shares of CPS common stock which had a market value of approximately $3.88 and $9.62 per share at December 31, 1998 and 1997, respectively. At June 4, 1999, CPS common stock had a market value of approximately $1.66 per share.

(9)    LIQUIDITY OF THE PLAN SPONSOR

       The Plan Sponsor's business requires substantial cash to support its operating activities. The Plan Sponsor's primary sources of cash from operating activities are amounts borrowed under its various warehouse lines, servicing fees on portfolios of contracts previously sold, proceeds from the sales of contracts, customer payments on contracts held for sale, interest earned on contracts held for sale and releases of cash from spread accounts. The Plan Sponsor's primary uses of cash are the purchases of contracts, repayment of amounts borrowed under its various warehouse lines, operating expenses such as employee, interest and occupancy expenses, the establishment of and further contributions to spread accounts and income taxes. As a result, the Plan Sponsor is dependent on its warehouse lines of credit and its residual financing facility in order to finance its continued operations. If the Plan Sponsor's principal lenders decided to terminate or not to renew any of these credit facilities with the Plan Sponsor, the loss of borrowing capacity would have a material adverse effect on the Plan Sponsor's results of operations unless the Plan Sponsor found a suitable alternative source. Subsequent to December 31, 1998, one of the Plan Sponsor's principal lenders has terminated its credit facility with the Plan Sponsor.

       The servicing agreements call for the requisite levels of the various spread accounts to increase if the related receivables experience delinquencies, repossessions or net losses in excess of certain predetermined levels. At December 31, 1998, 18 of the Plan Sponsor's 22 securitized pools were at higher than original requisite levels due to the delinquency, repossession or net loss performance of 13 of the 22 securitized pools. Such spread account balances therefore included approximately $24.3 million more than would have been required at the original requisite levels. The higher requisite spread account levels ranged from 30% to 100% of the related outstanding balance of the securitized pools. In April 1999, the Plan Sponsor entered into an amendment with the certificate insurer of the Plan Sponsor's asset-backed securities to cap the amount of cash retained in the spread accounts at 21% of the outstanding securities balance for 19 of the Plan Sponsor's 22 securitized pools. The effectiveness of the amendment is contingent upon approval of certain subordinated certificateholders. This new cap on the spread accounts described above is expected to provide cash flows to the Plan Sponsor during 1999. The amendment is subject to certain performance measures that may result in an increase in the cap from 21% to 25%. There can be no assurance that such cash flows will occur. In addition to requiring higher spread account levels, the servicing agreements provide the certificate insurer with certain other rights and remedies, which have been waived on a monthly basis by the certificate insurer.

       On April 15, 1999, the Plan Sponsor issued $5.0 million of subordinated promissory notes to Levine Leichtman Capital Partners, Inc. and received proceeds (net of $250,000 of capitalized issuance costs) of approximately $4.75 million. The debt includes certain covenants one of which is the infusion of $15.0 million of debt during 1999 by Stanwich Financial Services Corp. (SFSC). SFSC's commitment in turn has been collateralized by certain assets pledged by the chairman of the Plan Sponsor's board of directors and the president of the Plan Sponsor. Additionally, the $5.0 million has been personally guaranteed by the chairman of the Plan Sponsor's board of directors and the president of the Plan Sponsor.

       The Plan Sponsor did not sell any contracts in the first quarter of 1999. During the second quarter of 1999 the Plan Sponsor sold $234 million of the Plan Sponsor's contracts in a whole loan sale.



                                       12                            (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       In the event the Plan Sponsor incurs a net loss in two consecutive quarters it would be in default of its agreements for the residual line. Unless waived by the lender, the default could result in acceleration of the residual line and a cross default on the warehouse lines. The lender would receive any releases from spread accounts to retire outstanding principal and interest. The Plan Sponsor believes that the lender would waive the default. In the event the lender does not waive the default, the Plan Sponsor believes that cash flows from operations would be sufficient to fund its obligations as they become due and payable. There can be no assurance, however, that the lender would waive the default or that other cash flows will be sufficient to fund the Plan Sponsor's operations.

(10)   SUBSEQUENT EVENT

       On April 1, 1999 the net assets available for plan benefits were transferred from the Trustee and the Insurance Company to Prudential Securities, Incorporated (the New Trustee) who will hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

                                                                      SCHEDULE 1
                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                  DESCRIPTION OF INVESTMENT INCLUDING
          IDENTITY OF ISSUER BORROWER,              MATURITY DATE, RATE OF INTEREST,
            LESSOR OR SIMILAR PARTY                COLLATERAL, PAR OR MATURITY VALUE            COST        CURRENT VALUE
    -----------------------------------------   -----------------------------------------   --------------  --------------

*   Consumer Portfolio Services, Inc.           144,096 shares common stock                 $   1,115,845         558,372

*   Charles Schwab Institutional                Schwab Advantage Money Market
                                                   Fund, 14,587 units                              14,587          14,587

*   Aetna Life Insurance and Annuity Company    Aetna Growth and Income VP, 11,678 units          264,217         264,217

*   Aetna Life Insurance and Annuity Company    Aetna Money Market VP, 5,046 units                 64,280          64,280

*   Aetna Life Insurance and Annuity Company    Aetna Bond VP, 3,799 units                         49,419          49,419

*   Aetna Life Insurance and Annuity Company    Aetna Balanced VP, 9,019 units                    176,910         176,910

*   Aetna Life Insurance and Annuity Company    Aetna Fixed Account, 15,990 units                 209,836         209,836

*   Aetna Life Insurance and Annuity Company    Portfolio Partners Scudder International
                                                   Growth Portfolio, 5,980 units                   90,279          90,279

*   Aetna Life Insurance and Annuity Company    Portfolio Partners MFS Research Growth
                                                   Portfolio, 5,360 units                          72,075          72,075

*   Aetna Life Insurance and Annuity Company    Portfolio Partners MFS Emerging
                                                   Equities Portfolio, 13,453 units               269,277         269,277

*   Aetna Life Insurance and Annuity Company    Fidelity VIP Overseas Portfolio, 4,413 units       62,949          62,949

*   Aetna Life Insurance and Annuity Company    Fidelity VIP Equity-Income Portfolio, 8,480 units 190,224         190,224

*   Aetna Life Insurance and Annuity Company    Fidelity VIP Growth Portfolio, 13,862 units       365,402         365,402

*   Participant loans                           Participant loans; interest rate between
                                                   10.00% and 10.50%; maturing between
                                                   May 1999 and December 2013                      91,537          91,537
                                                                                            --------------  --------------

                                                                                            $   3,036,837       2,479,364
                                                                                            ==============  ==============


*   Denotes a party-in-interest.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2
                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                                          SELLING/
               IDENTITY OF PARTY                              DESCRIPTION                  PURCHASE      REDEMPTION
                    INVOLVED                                   NET GAIN                      PRICE         PRICE      LEASE RENTAL
   -------------------------------------------  ----------------------------------------  ------------  ------------  ------------

*  Consumer Portfolio Services, Inc.            CPS Stock Fund series of 27 purchases     $   835,708            --            --

*  Schwab Advantage Money Market Fund           Money market fund series of 53 purchases      810,760            --            --

*  Schwab Advantage Money Market Fund           Money market fund series of 44 sales               --       955,406            --

*  Aetna Life Insurance and Annuity Company     Aetna Growth and Income VP series of 63
                                                   purchases                                  157,323            --            --

*  Aetna Life Insurance and Annuity Company     Aetna Growth and Income VP series of 18
                                                   sales                                           --        75,146            --

*  Aetna Life Insurance and Annuity Company     Aetna Balanced VP series of 63 purchases       77,672            --            --

*  Aetna Life Insurance and Annuity Company     Aetna Balanced VP series of 16 sales               --        34,305            --

*  Aetna Life Insurance and Annuity Company     Aetna Fixed Account series of 59 purchases     91,662            --            --

*  Aetna Life Insurance and Annuity Company     Aetna Fixed Account series of 15 sales             --        16,642            --

*  Aetna Life Insurance and Annuity Company     Portfolio Partners MFS Emerging Equities
                                                   Portfolio series of 59 purchases           115,997            --            --

*  Aetna Life Insurance and Annuity Company     Portfolio Partners MFS Emerging Equities
                                                   Portfolio series of 15 sales                    --        50,791            --

*  Aetna Life Insurance and Annuity Company     Fidelity VIP Equity-Income Portfolio
                                                   series of 62 purchases                     110,729            --            --

*  Aetna Life Insurance and Annuity Company     Fidelity VIP Equity-Income Portfolio
                                                   series of 16 sales                              --        21,351            --

*  Aetna Life Insurance and Annuity Company     Fidelity VIP Growth Portfolio series of
                                                   62 purchases                               167,710            --            --

*  Aetna Life Insurance and Annuity Company     Fidelity VIP Growth Portfolio series
                                                   of 15 sales                                     --        40,630            --
                                                                                          ============  ============  ============

                                                                                                              (Continued from Above)
                                                                            CURRENT VALUE
                                                  EXPENSE                   OF ASSET ON
               IDENTITY OF PARTY                INCURRED WITH               TRANSACTION
                    INVOLVED                    TRANSACTION   COST OF ASSET    DATE      NET GAIN(LOSS)
   -------------------------------------------  ------------  ------------  ------------  ------------

*  Consumer Portfolio Services, Inc.                  4,753            --       835,708            --

*  Schwab Advantage Money Market Fund                    --            --       810,760            --

*  Schwab Advantage Money Market Fund                    --       955,406            --            --

*  Aetna Life Insurance and Annuity Company
                                                         --            --       157,323            --

*  Aetna Life Insurance and Annuity Company
                                                         --        75,146            --            --

*  Aetna Life Insurance and Annuity Company              --            --        77,672            --

*  Aetna Life Insurance and Annuity Company              --        34,305            --            --

*  Aetna Life Insurance and Annuity Company              --            --        91,662            --

*  Aetna Life Insurance and Annuity Company              --        16,642            --            --

*  Aetna Life Insurance and Annuity Company
                                                         --            --       115,997            --

*  Aetna Life Insurance and Annuity Company
                                                         --        50,791            --            --

*  Aetna Life Insurance and Annuity Company
                                                         --            --       110,729            --

*  Aetna Life Insurance and Annuity Company
                                                         --        21,351            --            --

*  Aetna Life Insurance and Annuity Company
                                                         --            --       167,710            --

*  Aetna Life Insurance and Annuity Company
                                                         --        40,630            --            --
                                                ============  ============  ============  ============

*  Denotes a party-in-interest.


See accompanying independent auditors' report.